Eaton Vance Corp.

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

May 9, 2014

Via EDGAR (Correspondence)

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 7010

Washington, DC  20549-7010

Re:

Eaton Vance Corp. (together with its affiliates, the “Company”)

Form 10-K for the Fiscal Year Ended October 31, 2013

File No. 001-8100

Dear Ms. Hayes:

We are pleased to present the Company’s responses to the Staff’s comments received in your letter of April 22, 2014 regarding the above-referenced periodic report. Our responses are set forth below following your comments. To the extent that the Company has included examples of revised disclosures that it intends to provide in future filings, added language is provided in bold italic text.

Item 1A.  Risk Factors, page 17

Our assets under management, which impact revenue, are subject to significant fluctuations, page 17

1.

Please expand the risk factor to explain that “adverse market conditions” vary with respect to different products and the overall product mix. For example, you noted in your recent earnings call that several of your products generally perform better in down markets and you have experienced net outflows in periods of strong market conditions.

Response:

The comments made on our recent earnings call as referenced above relate to historical investment performance of specific products relative to peers during specific market cycles.

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2014, the Company will provide the expanded disclosure related to “adverse market conditions” as outlined below:

Our major sources of revenue, including investment advisory, administrative, distribution and service fees, are generally calculated as percentages of assets under management. Fee rates for our investment products generally vary by investment mandate (e.g., equity, fixed income, floating-rate income, alternative or implementation services) and vehicle (e.g., fund or separate account). An adverse change in asset mix by mandate or vehicle, independent of our level of assets under management, may result in a decrease in our overall effective fee rate, thereby reducing our revenue

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and net income.  Any decrease in the level of our assets under management generally would also reduce our revenue and net income.  Assets under management could decrease due to a decline in securities prices, a decline in the sales of our investment products, an increase in open-end fund redemptions or client withdrawals, repurchases of or other reductions in closed-end fund shares outstanding, or reductions in leverage used by investment vehicles. Adverse market conditions and/or lack of investor confidence in the market could lead to a decrease in investor risk tolerance.  A decrease in investor risk tolerance could result in investors withdrawing from markets or decreasing their rate of investment, thereby reducing our overall assets under management and adversely affecting our revenue, earnings and growth prospects.  Changes in investor risk tolerance could also result in investor allocation away from higher fee products to lower fee products, which could adversely affect our revenue and earnings.  Our overall assets under management may not change in tandem with overall market conditions, as changes in our total assets under management may lag improvements or declines in the market based upon product mix and investment performance.

2.

To the extent that you believe investor risk tolerance is a significant driver of changes in assets under management, please expand this risk factor to explain the expected impact of a change in risk tolerance.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2014, the Company will provide the expanded disclosure related to investor risk tolerance as outlined above in our response to Question 1.

We may need to raise capital or refinance debt in the future, and resources may not be available to us in sufficient amounts or on acceptable terms, page 19

3.

In future filings please expand your discussion to discuss expected needs for additional capital. For example, we note your disclosure on page 55 related to your contractual obligations of consolidated CLO entities.

Response:

Future obligations of the Company’s consolidated collateralized loan obligation (“CLO”) entities are excluded from the discussion of significant future demands on its capital as the note holders and other creditors of these CLO entities have no recourse to the Company’s general assets. There are neither explicit arrangements nor does the Company hold implicit variable interests that would require the Company to provide any ongoing financial support to these entities. The note holders and other creditors of these entities only have recourse to the assets held in the collateral pools of these entities to satisfy entity obligations.

However, in preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2014, we will expand our Risk Factor discussion as referenced in Comment 3, as follows:

Significant future demands on our capital include contractual obligations to service our debt, satisfy the terms of non-cancelable operating leases and purchase non-controlling interests in our majority-owned subsidiaries as described more fully in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the section entitled Contractual Obligations on pages 55-57. Although we believe our existing cash flows from operations will be sufficient to meet our future capital needs, our ability to satisfy our long-term contractual obligations may be dependent on our ability to access capital markets. Our ability to access capital markets efficiently depends on a number of factors, including the state of global credit and equity markets, interest rates,

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credit spreads and our credit ratings. If we are unable to access capital markets to issue new debt, refinance existing debt or sell shares of our Non-Voting Common Stock as needed, or if we are unable to obtain such financing on acceptable terms, our business could be adversely impacted.

Expansion into international markets and new products and services increases our operational, regulatory and other risks, page 20

4.

Please expand the discussion to explain the potential consequences related to your foreign exchange rate risk.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2014, the Company will expand its disclosure related to its potential consequences related to foreign exchange rate risk in its discussion of Risk Factors as follows:

We continue to increase our product offerings and international business activities. As a result of such expansion, we face increased operational, regulatory, compliance and reputational  risks. The failure of our compliance and internal control systems to properly mitigate such additional risks, or of our operating infrastructure to support such expansion, could result in operational failures and regulatory fines or sanctions. The Company’s operations in the European Economic Area are subject to increased compliance, disclosure and other obligations as a result of recent changes to European fund regulation.  The Company may incur additional costs to satisfy the requirements of the European Union Directive on Undertakings for Collective Investments in Transferable Securities and the Alternative Investment Fund Managers Directive.  These Directives may also limit the Company’s operating flexibility and impact its ability to expand in European markets. Activity in international markets also exposes the Company to fluctuations in currency exchange rates, which may adversely affect the U.S. dollar value of revenues, expenses and assets associated with our business activities outside the United States. Actual and anticipated changes in current exchange rates may also adversely affect international demand for our investment products and services, most of which represent investments primarily in U.S. dollar-based assets. Because many of our costs to support international business activities are based in U.S. dollars, the profitability of such activities may be adversely affected by a weakening versus the dollar of other currencies in which we derive significant revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-operating Income (Expense), page 48

5.

We note that you attribute the decline in your gains (losses) and other investment income, net during 2013 to a $3.1 million loss on a reverse treasury lock and a decline in investment gains and income recognized on your seed capital investments, including hedges associated with those investments. Given your stated hedging program related to your seed capital investments, please revise your disclosure in future filings to separately quantify the significant items that comprise your gains (losses) and other investment income, net.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended April 30, 2014, the Company will expand its discussion of changes in gains (losses) and other investment income, net to quantify the significant items that substantially comprise that line item.  We set forth below an example based upon the disclosure that the Staff references above in Comment 5:

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Gains (losses) and other investment income, net, declined $20.9 million in fiscal 2013, primarily reflecting a decrease of $1.4 million in interest income earned and a decrease of $19.1 million in net investment gains.  In fiscal 2013, we recognized net losses of $6.0 million related to our seed capital investments and hedges associated with those investments compared to a net gain of $8.1 million in fiscal 2012.   We also recognized a loss of $3.1 million in fiscal 2013 on a reverse treasury lock entered into in conjunction with the retirement of our 2017 Senior Notes.  In fiscal 2012, we recognized $2.4 million of investment gains related to the fiscal 2011 sale of our equity interest in Lloyd George Management, representing additional settlement payments received during fiscal 2012.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 75

Note 6. Fair Value Measurements, page 92

Valuation methodologies, page 94

6.

We note that you use valuations provided by third party pricing services as the basis for your fair value measurements for several different types of financial instruments. Please revise your future filings to disclose the procedures you perform to validate the valuations received from such third party pricing services.

Response:

In preparing future filings, beginning with the Company’s Form 10-Q for the quarter ended April 30, 2014, the Company will expand its accounting policy disclosures regarding fair value measurements as follows:

The Company utilizes third-party pricing services to value investments in various asset classes, including debt obligations, interests in senior floating-rate loans, derivatives and certain foreign equity securities. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by the Company on a daily basis. The Company compares the price of trades executed by the Company to the valuations provided by the third-party pricing services to identify and research significant variances. The Company periodically reviews the pricing service valuations to valuations provided by a secondary independent source when available. Market data provided by the pricing services and other market participants, such as the Loan Syndication and Trading Association (“LSTA”) trade study, are reviewed by the Company to assess the reliability of the pricing service’s valuations. The Company’s Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of the Company’s Valuation Committee or its designees meet with the service providers to discuss any significant changes to the service providers’ valuation methodologies or operational processes.

Note 9. VIE’s, page 103

Consolidated CLO entities, page 103

7.

In your discussion of Eaton Vance CLO 2013-1, you disclose that it began as a warehouse stage CLO in December 2012, and that during the warehouse phase, all of the subordinated interests of the entity in the form of redeemable preferred shares were controlled by affiliates of an investment manager unrelated to you. You also state that you initially consolidated Eaton Vance CLO 2013-1 on October 11, 2013 based on the fact that (a) in your role as collateral manager, you had the power to direct the activities that most significantly impact the economic performance of the entity, and (b) you had a more than insignificant variable interest in the entity by virtue of your commitment to acquire a 20

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percent residual interest in the entity at closing. Please explain to us how you determined that you were not the primary beneficiary of this warehouse stage CLO prior to October 11, 2013 when the senior and subordinated note obligations were priced. In this regard, tell us if you shared power with any interest holder of Eaton Vance CLO 2013-1 during its warehouse phase, and what occurred on or prior to October 11, 2013 that allowed you to conclude that you alone, had the power to direct the activities that most significantly impacted the economic performance of the entity.

Response:

The Company determined that the lifecycle of Eaton Vance CLO 2013-1 (“CLO 2013-1” or the “CLO Entity”) had two distinct stages: 1) a “Warehouse Stage” (prior to pricing), during which the CLO Entity accumulated loans with sufficient quality to permit securitization, and 2) a “Securitization Stage” (after pricing), during which the CLO Entity ultimately issued beneficial interests in the CLO Entity. Loans were acquired during the Warehouse Stage pursuant to the terms of a tri-party loan and security agreement (the “Warehousing Agreement”) between the Company, the investment bank responsible for funding the purchase of warehouse securities (the “Financing Provider”) and a private equity investor.

Prior to pricing (the Warehouse Stage), the Company’s economic involvement with the CLO

Entity was limited to the following:

•

The contingent right to receive a market-based management fee calculated as a percentage of average collateral assets under management in the warehouse. Realization of this fee was contingent upon the failure of the CLO Entity to reach the Securitization Stage. As the CLO Entity did reach the Securitization Stage, the Warehouse Stage management fee was not paid.

•

The commitment on the part of the Company to acquire a 20 percent interest in the subordinated preference shares of the CLO Entity at its then fair value (i.e. the subordinated preference shares’ fair value at commencement of the Securitization Stage).

The Company evaluated its rights related to the contingent management fee pursuant to the consolidation guidance provided in ASC 810-10-55-37 and concluded that all six conditions indicating that a fee payable to a decision maker or a service provider was not a variable interest had been met. As a result, the Company concluded that it did not have a variable interest in the CLO Entity during the Warehouse Stage related to its contingent right to receive the market-based management fee.

The Company also evaluated its commitment to acquire a 20 percent interest in the subordinated preference shares at pricing, taking into consideration the definition of a variable interest as put forth in ASC 810-10-20, which defines variable interests as interests in a variable interest entity (“VIE”) that “…change with changes in the fair value of the VIE’s net assets exclusive of variable interests.”

During the Warehouse Stage, the commitment described above represented a forward commitment to acquire a variable interest at a future date at its then fair value. By definition, the fair value of a commitment to acquire an asset at a future date at its fair value on that future date does not “change with changes in the fair value of the VIE’s net assets.” As a result, the Company concluded that this commitment did not represent a variable interest in the CLO Entity prior to pricing. In the absence of a variable interest in the CLO Entity attributable to either the Warehouse Stage management fee or the forward commitment, the Company concluded that it was not the primary beneficiary of the CLO Entity during this stage of its lifecycle pursuant to the guidance provided in ASC 810-10-25-38A(b).

The Company also concluded that it did not possess the power to direct the activities of the CLO Entity that most significantly impacted the economic performance of the CLO Entity during the Warehouse Stage, namely 1) the ability to accumulate assets of sufficient quality to permit

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securitization of the CLO Entity, and 2) the ability to make the decision to move to pricing and securitization.

During the Warehouse Stage, the Company effectively shared the power to accumulate assets in the collateral pool with the Financing Provider as the Company was required, pursuant to the terms of the Warehousing Agreement, to obtain the consent of the Financing Provider to purchase collateral assets. Pursuant to the agreement between the parties, the Financing Provider had the sole and absolute discretion to deny any individual asset acquisition proposed by the Company during this stage, limiting the Company’s ability to make any unilateral decisions around asset accumulation. In effect, neither the Company nor the Financing Provider could affect the acquisition of collateral assets without the cooperation of the other party.

In addition, pricing, which was fundamentally predicated upon market receptivity to securitization, could not occur without the explicit consent of the Company, the Financing Provider and the private equity investor. The reliance on market receptivity introduces a substantive contingency outside of the control of the Company, the Financing Provider or the private equity investor that could prevent the CLO Entity from proceeding from the Warehouse Stage to the Securitization Stage.  Further, even upon the resolution of such contingency, the Company lacked the power to direct the activities that most significantly impacted the economic performance of the CLO Entity given the Company’s inability to unilaterally control either the accumulation of the collateral assets or the decision to move to pricing. As a result, the Company did not have a controlling financial interest in the CLO Entity until the pricing contingency was resolved and the path to securitization was cleared. Given these facts, the Company concluded that it did not possess the characteristics of a primary beneficiary as defined in ASC 810-10-25-38A(a) and therefore did not have a controlling financial interest in the CLO Entity.

In its analysis of the characteristics in ASC 810-10-25-38A(a) and 38A(b), the Company took into consideration the fact that it was neither a related party nor a de facto agent of either the Financing Provider or the private equity investor.

At pricing, however, a substantive contingency was resolved (market receptivity to securitization was established) and all parties provided their consent to move to the Securitization Stage, necessitating a fundamental redesign of the CLO Entity (a reconsideration event).  Given that pricing effectively eliminated the substantive nature of the contingency related to closing, the Company concluded that it was appropriate to view the short period between pricing and closing as part of the Securitization Stage of the entity. Upon pricing, the Company’s commitment to acquire subordinated preferred shares exposed the Company to subsequent changes in the fair value of these shares, representing a more than insignificant variable interest (i.e., an obligation to absorb losses and the right to receive benefits of the CLO Entity that could potentially be significant to the CLO Entity throughout the Securitization Stage, including the period between pricing and closing).  Upon pricing, the Company also obtained the power to direct the activity that most significantly affected the economics of the CLO Entity during the Securitization Stage pursuant to the execution of a unilateral collateral management agreement between the Company and the CLO Entity (although closing had not yet occurred). Given its more than insignificant variable interest and its unilateral ability to direct the activity that most significantly impacts the future economic performance of the entity during the Securitization Stage, the Company concluded that, as of pricing, it was the primary beneficiary of the CLO entity and must consolidate.

Note 9. VIE’s, page 103

Consolidated CLO entities, page 103

8.

As a related matter, you indicate that your commitment to acquire a 20 percent residual interest in the entity was entered into at the time the senior and subordinated note obligations were priced. Please

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tell us whether this commitment was contemplated at some point during the warehouse stage prior to pricing, and if so, how this factored into your consolidation analysis.

Response:

The Company’s commitment to acquire the 20 percent residual interest, while contemplated during the Warehouse Stage, was subject to significant negotiation in conjunction with other deal terms and did not become a firm commitment until the pricing event occurred. As noted above in our response to Question 7, prior to pricing, the Company’s commitment to acquire subordinated preferred shares did not expose it to any change in the fair value of those shares. As a result, the commitment to acquire the 20 percent residual interest did not factor into the Company’s consolidation conclusions until the substantive contingency was resolved and the commitment became a firm commitment.

Investments in VIEs that are not consolidated, page 107

Non-consolidated CLO entities, page 107

9.

We note that for Eaton Vance CLO 2013-A, in which you hold a 16.7% subordinated interest, you have determined that you do not hold the power to direct the activities that are most significant to the CLO because that power is shared with the majority holder of the equity during the warehouse phase. Please respond to the following:

•

Describe the capitalization structure of CLO 2013-A during the warehouse stage. For example, describe the different debt and equity tranches that were issued, and discuss the nature of the holders and the specific amounts held by each holder.

•

Tell us whether you typically start your CLO issuances with a warehouse stage. If so, tell us whether the structure utilized in CLO 2013-A is typical of the warehousing structures utilized. If not, please describe the key differences.

•

Discuss the key rights of each debt and equity holder during the warehouse stage. Describe the most significant activities performed by CLO 2013-A during the warehouse stage, and discuss the roles and rights of each debt and equity holder with respect to these activities during this stage. Tell us whether the equity holders in Eaton Vance CLO 2013-A are paid off at the time of closing of the CLO, or whether they remain in the structure post-closing. To the extent that the equity holders continue to hold interests in the CLO post-closing, describe how the roles or rights have changed.

Response:

The capitalization structure of Eaton Vance CLO 2013-A (“CLO 2013-A” or the “CLO Entity”) during the warehouse stage is governed by a tri-party loan and security agreement (the “Warehousing Agreement”) between the Company, the investment bank responsible for funding the purchase of warehouse securities (the “Financing Provider”) and a private equity investor. The Company is neither a related party nor a de facto agent of either the Financing Provider or the private equity investor. During the warehouse stage, the Financing Provider provides the financing necessary to permit the acquisition of bank loans that will ultimately serve as collateral for the CLO Entity post-securitization; the Company and the private equity investor together provide the first dollar loss equity funding (in the form of Preference Shares), with the Company contributing 16.67% of the equity and the private equity investor contributing 83.33% of the equity. At no time during the warehouse stage may the ratio of the outstanding loan balance to the aggregate of principal balances of the loans in the collateral pool and cash on hand exceed 82.5%, necessitating that the equity investors combined maintain a capital balance equal to 17.5% of the total assets of the warehouse at all times. As of October 31, 2013, the Company had invested $5 million and the majority holder had invested $25 million in Preference Shares. As of that date, borrowings under the facility totaled $20.5 million and the principal balance of assets in the collateral pool was $50.8 million. At January 31,

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2014, the equity balances had not changed, but borrowings under the facility had increased to $107.0 million and the collateral pool had increased to $137.7 million. The CLO Entity remains in the warehouse stage as of the response date of this letter.

Although the Preference Shares do not endow either the Company or the private equity investor with voting rights, the private equity investor, as majority first dollar loss provider, has been provided certain participating rights, including the ability to terminate the facility prior to pricing and/or to instruct the Company and the Financing Provider to terminate collateral reinvestment during the warehouse stage. In the event that the private equity investor terminates the facility prior to pricing, the Company and the Financing Provider may replace the private equity investor by reimbursing the private equity investor for its initial equity investment and paying the private equity investor a fee. Subject to capital market receptivity, pricing may occur at any time upon the mutual consent of all three parties or upon replacement of the private equity investor (upon mutual consent of the Company and the Financing Provider).

The Preference Shares are mandatorily redeemable upon securitization. The closing process for CLO 2013-A would be similar to that described above in our response to Question 7 related to CLO 2013-1.  Investment income earned during the warehouse period and attributed to the Preference Shares would be distributed to the equity holders at closing. The CLO recapitalizes at closing with the extinguishment of warehouse debt and equity instruments and the issuance of new senior notes and subordinated interests.  Although the holders of the new subordinated interests may overlap with the warehouse equity holders, there is a potential that the percentage concentration may change, and/or a potential that additional subordinated interest holders may be introduced at closing.  The debt/equity ratio of the structure may also change in the securitization phase. Until the pricing agreement is reached, these specifics are subject to ongoing negotiation; as of the date of this letter, pricing remains an unresolved substantive contingency.

During the warehouse stage, the activities of the CLO Entity that most significantly impact the economic performance of the CLO Entity are the ability to accumulate assets of sufficient quality to permit securitization of the CLO Entity and the ability to make the decision to move to pricing and securitization. The Company shares the power to direct the accumulation of assets with the Financing Provider during the warehouse stage as the Company is required, pursuant to the terms of the Warehousing Agreement, to obtain the consent of the Financing Provider to purchase collateral assets. In effect, neither the Company nor the Financing Provider can affect the acquisition of collateral assets without the cooperation of the other party. As in Eaton Vance CLO Entity 2013-1, the decision to move to pricing is fundamentally predicated upon market receptivity to securitization, which is a substantive contingency outside of the control of the Company, the Financing Provider and the private equity investor.  Further, even once such contingency is resolved, the decision to move to the securitization stage is also a shared activity as pricing cannot occur without the explicit consent of the Company, the Financing Provider and the private equity investor. Noting that the Company is neither a related party nor a de facto agent of the parties with which it shares power over CLO Entity 2013-A during the warehouse stage, the Company has determined that it does not possess the characteristics of a primary beneficiary contained in ASC 810-10-25-38A(a).

The CLO entities for which the Company has ultimately acted as collateral manager typically do begin with a warehouse phase, although it is a recent development that the Company has been asked to participate, and actually did participate, in this phase as an equity investor (the most notable structural distinction between Eaton Vance CLO 2013-A and Eaton Vance CLO 2013-1).  The accumulation of collateral assets in preparation for securitization takes time due to the level of due diligence necessary to select and acquire a portfolio of loans of sufficient quality. The process of marketing beneficial interests to potential investors also takes time given the level of negotiation necessary to structure the terms of the individual tranches of notes issued to sophisticated institutional

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investors. The Company has observed that CLO entities designed and securitized since 2007 are structurally more conservative and characterized by lower leverage.  Collateral managers, like the Company, are now more frequently asked to provide some level of subordinated equity in the warehouse structure.

Note 11. Acquisitions, Goodwill and Intangible Assets, page 108

Atlanta Capital, page 109

10.

We note your discussion of the put options held by the non-controlling interest holders of Atlanta Capital as well as your call options related to such non-controlling interests. We further note that on September 30, 2013, both you and the non-controlling interest holders of Atlanta Capital exercised a call and put option, respectively, requiring you to acquire additional profit and capital interest in Atlanta Capital. Please respond to the following:

•

Describe the key terms of both the put and call options.

•

Clarify whether these options were issued as a single freestanding instrument, separate freestanding instruments or embedded in the non-controlling interests.

•

Explain in detail how you considered and applied the guidance in ASC 480-10-55-53 through 55-63.

•

Revise your disclosure in future filings to clarify your accounting policies related to such put and call options.

Response:

The put and call referenced above relate specifically to the redemption of direct capital and profit interests retained by employee shareholders at the time of the Company’s initial acquisition of Atlanta Capital (“Initial Non-controlling Interests”).

As discussed in detail in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligations, page 55 of the Company’s Form 10-K, the Initial Non-controlling Interests are not subject to mandatory redemption. The redemption of these interests is predicated on the exercise of puts and calls like those referenced above and neither the exercise of the puts nor the exercise of the calls is contingent upon the non-controlling interest holder remaining employed by Atlanta Capital. The puts provide the non-controlling interest holders the right to require the Company to acquire these retained interests at specified intervals over time, while the calls provide the Company with the right to require the non-controlling interest holders to sell their equity interests to the Company at specified intervals over time, as well as upon the occurrence of certain events such as death or permanent disability. As a result, there is significant uncertainty as to the timing of any non-controlling interest purchase. The purchase price assigned to the acquisition of Initial Non-controlling Interests is based on a multiple of earnings before interest and taxes of Atlanta Capital, a measure that was initially intended to represent fair market value. There is no discrete floor or ceiling on the purchase price for any Initial Non-controlling Interest purchase. As a result, there is also significant uncertainty as to the amount of any Initial Non-controlling Interest purchase.

ASC 480 defines a freestanding instrument as a financial instrument that meets either of the following conditions:

•

It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions; or

•

It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

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The put and call options described above may not be exercised or transferred independently of the Initial Non-controlling Interests to which they relate (i.e., the exercise of either a put or call right will result in the related equity interest ceasing to be a non-controlling interest as it will have been acquired by the Company). Since the put and call rights are neither legally detachable nor separately exercisable, they are considered embedded in the Indirect Non-controlling Interests and effectively expire once the related equity interests are acquired by the Company.

In support of this conclusion, the Company considered the implementation guidance provided in ASC 480-10-55-53 through 55-63, which specifically addresses three instances in which a non-controlling interest holder and the parent may enter into a derivative instrument that is indexed to the subsidiary’s equity shares, thereby necessitating the treatment of the derivative as a freestanding financial instrument. The Company came to the following conclusions relating to the applicability of the related guidance:

•

The parent has a fixed-price forward contract to buy the other 20 percent at a stated future date.

Conclusion:  Not applicable as the embedded features in the Initial Non-controlling Interests represent put and call rights as opposed to a fixed-price forward contract.

•

The parent has a call option to buy the other 20 percent at a fixed price at a stated future date, and the non-controlling interest holder has a put option to sell the other 20 percent of the parent under those same terms, that is, the fixed price of the call is equal to the fixed price of the put option.

Conclusion:  Not applicable as the exercise prices of the embedded put and call rights are formulaic and based on earnings before taxes at a future date (not exercisable at a fixed price).

•

The parent and the non-controlling interest holder enter into a total return swap. The parent will pay to the counterparty (initially the non-controlling interest holder) an amount computed based on the London Interbank Offered Rate (LIBOR), plus an agreed spread, plus, at the termination date, any net depreciation of the fair value of the 20 percent interest since inception of the swap. The counterparty will pay to the parent an amount equal to dividends paid on the 20 percent interest and, at the termination date, any net appreciation of the fair value of the 20 percent interest since inception of the swap. At the termination date, the net change in the fair value of the 20 percent interest may be determined through an appraisal or the sale of the stock.

Conclusion:  Not applicable as the embedded features represent put and call rights as opposed to a total return swap.

The original owners of Atlanta Capital continue to be subject to the risks and rewards of ownership in their retained equity interests.  In its continuing acquisitions of remaining ownership interests, the Company has been and continues to be subject to the fluctuations in value at which it may acquire original ownership interests in Atlanta Capital, as determined by the fixed multiple of current earnings before taxes. As a result, classification of these Initial Non-controlling Interests within equity is appropriate.

The Company has disclosed its accounting policy with respect to non-controlling interests in Note 1, Summary of Significant Accounting Policies, Non-controlling interests, in its Form 10-K for the year ended October 31, 2013.  The redemption characteristics of all of the Company’s redeemable and non-redeemable non-controlling interests are disclosed in Note 18, Non-controlling and Other

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Beneficial Interests.  Accounting for the put and call transactions reflecting original acquisitions are quantified and disclosed in Note 11, Acquisitions, Goodwill and Intangible Assets.

In preparing future filings, beginning with the Company’s Form 10-K for the year ended October 31, 2014, the Company will provide the expanded disclosure related to put and call rights regarding majority-owned subsidiaries in Note 1, Summary of Significant Accounting Policies, Non-controlling interests, as outlined below:

Non-controlling interests

Non-controlling interests redeemable at other than fair value consist of certain other interests in the Company’s majority-owned subsidiaries. These interests are subject to holder put rights and Company call rights at established multiples of earnings before interest and taxes and, as such, are considered redeemable at other than fair value. The put and call rights are not legally detachable or separately exercisable and are deemed to be embedded in the related non-controlling interests. Non-controlling interests redeemable at other than fair value are recorded on the Company’s Consolidated Balance Sheets in temporary equity at estimated redemption value and changes in estimated redemption value of these interests are recorded to the Company’s Consolidated Statements of Income as increases or decreases to net income attributable to non-controlling and other beneficial interests.

11.

As a related matter, you disclose that the exercise of these options (which were settled in December 2013) increased your capital ownership interest in Atlanta Capital from 99.4% to 99.9% and your profit ownership interest from 80.3% to 87.5%. Please explain the difference between your capital ownership interest and profit ownership interest in Atlanta Capital, and clarify how these various interests impact your consolidated financial statements. For example, clarify whether you could be in a situation where you held 100% of the equity (i.e. capital ownership) of Atlanta Capital, but still recognized NCI associated with this subsidiary in your financial statements due to the profit ownership interest held by third parties.

Response:

Direct capital and profit interests

Direct capital and profit interests represent units of ownership retained by employee shareholders at the time of the Company’s initial acquisition of Atlanta Capital (the Initial non-controlling Interests). These interests are subject to redemption pursuant to a series of puts and calls as described above in the response to Question 10. The puts, which represent rights held by the employee shareholders, are driven by the holders of the direct profit interests. In certain circumstances, acquisition agreements were modified to allow the Company to acquire the capital units held by retiring employee shareholders while leaving the corresponding profit units outstanding, resulting in the disproportionately high capital ownership interest held by the Company. Upon execution of the final puts (or calls) associated with the interests retained by employee shareholders, only profit interests associated with Atlanta Capital’s long-term equity plan as described below will remain outstanding as non-controlling interests.

Direct capital interests are vested with all of the voting and governance rights attributed to a unit holder of Atlanta Capital and, upon redemption, entitle the holder to a pre-determined dollar value. Direct profit interests entitle the holder to ongoing quarterly income distributions tied to the profitability of Atlanta Capital and, upon redemption, future appreciation in the enterprise value of the entity less the value attributed to the direct capital interest tied as described above. The right to execute the put lies with the employee shareholder who holds the direct profit interest.

The Company recognizes non-controlling interest expense in each reporting period equal to the pro rata share of Atlanta Capital earnings allocated to direct profit interest holders based on their ownership percentage interests.

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Direct capital and profits interests retained by employee shareholders are classified as redeemable non-controlling interests in temporary equity and carried at redemption value. Because these interests are redeemable at a specific multiple of earnings and not at fair value, any change in redemption value is recognized in earnings.

Indirect profit interests

Indirect profit interests are granted to employees of Atlanta Capital pursuant to the terms of the Atlanta Capital Management Company, LLC Long-term Equity Incentive Plan (the “Atlanta Capital Plan”). These indirect profit interests entitle the holder to ongoing quarterly income distributions tied to the profitability of Atlanta Capital as well as future appreciation in the enterprise value of Atlanta Capital from the date of grant to ultimate redemption at fair value. The long-term equity plan awards become redeemable (i.e. the put options become effective) following the vesting of the awards and the expiration of a mandatory six-month holding period, during which time the employees bear both the risks and rewards of ownership.

The Company recognizes non-controlling interest expense in each reporting period equal to the pro rata share of Atlanta Capital earnings allocated to indirect profit interest holders based on their ownership percentage interests. In addition, the Company recognizes stock-based compensation expense representing the grant date fair value of these awards amortized on a straight-line basis over the five-year vesting period of the awards.

Vested indirect profit interests issued pursuant to the Plan are classified as redeemable non-controlling interests in temporary equity and carried at fair value. Any change in fair value is recorded as an adjustment to additional paid-in capital. Non-vested interests issued pursuant to the Plan are classified as non-redeemable non-controlling interests in permanent equity until vested.

Risk Management, page 137

12.

Please expand your risk management discussion to describe in more detail the various tools you use to monitor risk. You should address:

•

Whether you have identified triggering events that require reports/communications to the committee;

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Whether you have a Chief Risk Officer and this person’s role in the risk management process; and

•

Potential challenges your organization faces in managing risk.

Response:

The Company believes the disclosure below describes accurately and adequately its risk management activities.  In preparing future filings, beginning with the Company’s Form 10-K for the fiscal year ending October 31, 2014, the Company will revise its disclosure relating to risk management substantially as follows:

Risk Management

Our Board of Directors has principal responsibility for oversight of the Company’s risk management processes. At each Board meeting, the Board reviews and discusses with senior management the most significant risks facing the Company and receives updates from standing Board Committees related to specific risks and risk processes within their purview, as further described below. Regular operational, financial and legal updates provided by the Company’s Chief Executive Officer, Chief

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Financial Officer and Chief Legal Officer, respectively, facilitate coordination of the Board’s risk oversight function.

Our Audit Committee has primary responsibility for the oversight and evaluation of the integrity of the Company’s financial reporting processes, the Company’s compliance with legal and regulatory requirements, the qualifications, independence and performance of the Company’s independent registered public accounting firm and the performance of the Company’s Internal Audit Department. The Audit Committee accomplishes these tasks by receiving regular reports from our Chief Financial Officer, Chief Legal Officer and the Director of Internal Audit, as well as updates from our Company’s independent registered public accounting firm.  Throughout the year, our Audit Committee also meets in executive session with our Company’s independent registered public accounting firm.

Understanding that it is management’s responsibility to manage risk and bring to the Board’s attention material risks to the Company, management has developed a matrix risk management framework overseen by a cross-functional Enterprise Risk Management Committee and, ultimately, our senior management. Primary responsibilities of the Enterprise Risk Management Committee include top-down risk assessment and mitigation and review of risks related to specific events and circumstances. On a regular basis, representatives of a network of operational and functional committees report to the Enterprise Risk Management Committee, providing a bottom-up perspective on risk and day-to-day risk management. The Enterprise Risk Management Committee reports to the Board through updates provided by senior management addressing discrete events, identified risk management themes and any specific Board requests regarding risk management activities. Given the matrix nature of our risk management framework and the diversity of potential risks, the Company does not have a standalone Chief Risk Officer.

Additional risk oversight is provided by our Compliance and Internal Audit Departments. The primary responsibility of the Compliance Department is to ensure that the Company’s compliance and ethical standards are maintained by establishing and enforcing policies and procedures reasonably designed to prevent violation of federal securities laws and regulations.  Members of the Compliance Department provide periodic reports to the Audit Committee and regularly attend meetings of the Enterprise Risk Management Committee.

The primary responsibility of the Company’s Internal Audit Department is to provide an internal assessment of business processes through the development and execution of an annual internal audit plan.  Our Internal Audit Department also works with the Company’s business units to assist in the assessment and monitoring of risk relating to specific business processes.  The annual internal audit plan is approved by the Audit Committee, and the Director of Internal Audit regularly reports on the progress and results of audits identified in the plan. The Director of Internal Audit reports directly to the Audit Committee and regularly attends meetings of the Enterprise Risk Management Committee.

On an annual basis, the Director of Internal Audit leads an enterprise risk assessment process using an established risk management framework to identify and characterize various risks based on the significance of their potential impact to the Company. Such risks include investment management, market, operational, technological, legal (including regulatory and compliance), financial and strategic risks. This process culminates in the preparation of an Enterprise Risk Assessment presented and reviewed with the Enterprise Risk Committee and, ultimately, the Audit Committee on an annual basis. The Audit Committee, in turn, reports on this assessment to the Board.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8527 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Laurie G. Hylton
Laurie G. Hylton Vice President, Chief Financial Officer

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